Exhibit 99(4)(o)

Rider

Premium Protection Plus Death Benefit

Single Life

This Rider is part of your Contract. It is subject to the Contract terms. If the terms of this Rider and the Contract differ, this Rider controls. This Rider is only available if, as of the Effective Date, the Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (Single Life) is also attached to, and made part of, your Contract.

As long as this Rider remains in force, the following Guaranteed Death Benefit Amount provision is added to, and made part of, your Contract as a subheading under, and at the end of, the Guaranteed Minimum Death Benefit Amount provision.

Terms used in this Rider have the same meaning as in the Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (Single Life).

Guaranteed Death Benefit Amount

The Death Benefit Adjustment will be based upon the GLWB Death Benefit Amount described below unless the Contract or another rider attached to, and made part of the Contract, results in a higher Death Benefit Adjustment.

GLWB Death Benefit Amount. If this Rider is issued at the same time as your Contract, the initial GLWB Death Benefit Amount is equal to your initial net Purchase Payment (excluding extra credits, if any). If this Rider is added on a later anniversary, the initial GLWB Death Benefit Amount is the Contract Value on the Rider Date. Thereafter, except as provided under the Excess Withdrawal provision below, the GLWB Death Benefit Amount equals (a) + (b) - (c) where:

(a)	is the GLWB Death Benefit Amount on the previous day;

(b)	is the amount of any net Purchase Payments (excluding extra credits, if any) made on that day; and

(c)	is the dollar amount of any withdrawals taken on that day that are not Excess Withdrawals taken following the Anniversary of the Rider Date on or immediately after the Annuitant attains age [85].

On the [seventh] Anniversary of the Rider Date, the GLWB Death Benefit Amount will automatically step up to the Contract value, if the Contract value is greater than the GLWB Death Benefit Amount, unless you have declined the step up as described in the Charge for Rider provision.

If the GLWB Rider is extended under the Extended Annuitization provision of the GLWB Rider, this Rider will also be extended for the same period, unless otherwise terminated under the Termination of Rider provision of this Rider. In addition, if, on the Anniversary of the Rider Date immediately following the Annuitant’s [95th] birthday, the GLWB Death Benefit is greater than zero, it will stay in effect, but it will be reduced by the dollar amount of each MAW Annuity payment. If the GLWB Rider enters the Lifetime Annuity Period prior to the Anniversary of the Rider Date after the Annuitant’s [95th] birthday, this Rider terminates with no Death Benefit.

In the case of a Spousal Continuation, the GLWB Death Benefit Amount will initially be set equal to the Contract Value (after the Death Benefit Adjustment, if any) if greater than the then current GLWB Death Benefit. We will only allow one exercise of spousal continuation for this Rider.

FORM NS-12-PPDP-1	National Security Life and Annuity Company	PAGE 1 OF 4

Excess Withdrawals

A withdrawal is deemed to be an Excess Withdrawal if it satisfies one of the following:

(1)	it is taken prior to the Annuitant reaching the Lifetime Withdrawal Age; or

(2)

it is taken during the Lifetime Withdrawal Period and the total withdrawals for the Contract Year after this withdrawal is made exceeds the MAW; however, only the excess of (a) total withdrawals for the Contract Year after this withdrawal is made, less prior Excess Withdrawals, over (b) the greater of (i) the total withdrawals for the Contract Year excluding this withdrawal, less prior Excess Withdrawals, or (ii) the MAW, is recognized as an Excess Withdrawal; and

(3)	once you are eligible for RMD treatment, it is deemed an Excess Withdrawal under the Required Minimum Distribution provision below.

Any Excess Withdrawals taken will cause the GLWB Death Benefit to be adjusted on that day. The new GLWB Death Benefit will be set to equal the lesser of (1) or (2) where:

(1)	equals (a) x ( 1 - (b)/(c) ) where:

(a)	is the GLWB Death Benefit immediately prior to the Excess Withdrawal;

(b)	is the amount of the Excess Withdrawal;

(c)	is the Contract Value immediately before the Excess Withdrawal; and

(2)	equals (a) - (b) where:

(a)	is the GLWB Death Benefit immediately prior to the Excess Withdrawal; and

(b)	is the amount of the Excess Withdrawal.

Effective Date

If this Rider is issued with your Contract, it takes effect on the Contract Date shown on the Contract Specifications Page 3.

In our sole discretion, we may allow this Rider to be added to previously issued contracts. In this case it may be added only on an anniversary of the Contract Date. However, the Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (Single Life) must be attached to, and made part of, the Contract prior to, or on, the anniversary of the Contract Date on which this Rider takes effect.

Required Minimum Distributions

This provision only applies if your Contract is a Qualified Contract and is subject to minimum distribution requirements under the Required Minimum Distribution (RMD) Regulations under the Code. Your RMD is based solely on this Contract.

On or after January 1 of the first calendar year after the Rider Date, you will receive RMD treatment if: (1) your Contract is a Qualified Contract; (2) it is subject to the minimum distribution requirements under the RMD Regulations under the Code; and (3) you have attained the age of [70 1/2] in the calendar year. If you die during a Contract Year for which you are eligible for RMD treatment and your spouse elects to continue the Contract and this Rider as the permitted Spousal Continuation, we will allow RMD treatment to continue based upon your required minimum distributions until the end of the calendar year of your death.

A withdrawal in any Contract Year after you are eligible for RMD treatment will not be an Excess Withdrawal if that withdrawal does not cause the total withdrawals for the Contract Year to exceed the greater of the MAW (Contract Year basis for withdrawals) or your RMD for the calendar year starting the immediately prior January 1 to that Anniversary of the Rider Date.

FORM NS-12-PPDP-1	National Security Life and Annuity Company	PAGE 2 OF 4

On or before January 25 of any calendar year, once you have qualified for RMD treatment as described above, you may elect monthly RMD treatment. Once monthly RMD treatment is elected, any withdrawal will be deemed an Excess Withdrawal if the amount withdrawn in any month exceeds the greater of one-twelfth of:

(a)	your MAW (Contract Year basis for withdrawals); or

(b)	your remaining RMD for each calendar year starting with the calendar year in which you elect the monthly treatment.

Once you elect monthly RMD treatment, you cannot revoke it. In each year after you elect monthly RMD treatment, you must take your monthly withdrawal on the same day each month. The day you select for your monthly withdrawals must be on or before the twenty-fifth day of each month. If the day you have selected to receive monthly payments is not a business day, we will make the payment on the next business day. You may, by Notice to us, elect not to make one or more monthly withdrawals after you elect monthly RMD treatment, but, if you do not take a withdrawal in a month, you may not take that withdrawal in any other month. If you do so, that withdrawal will be considered an Excess Withdrawal.

If your spouse continues the Contract and this Rider under the permitted Spousal Continuation provision, such spouse will receive RMD treatment if he or she meets the criteria set forth in the second paragraph of this provision to qualify for RMD treatment. If you elected monthly RMD treatment, and the surviving spouse qualifies for RMD treatment, the surviving spouse will automatically continue such monthly RMD treatment unless he or she elects by Notice to us within 30 days of the later of: (1) the exercise of the permitted Spousal Continuation or (2) the end of the calendar year in which you died, to rescind the election to take monthly RMD treatment. In that event, whether any withdrawals will be deemed excess withdrawals will be based solely upon the factors set forth in the third paragraph of this provision. If the surviving spouse does not qualify for RMD treatment, the determination of whether a withdrawal is an excess withdrawal is based upon the MAW until such time as he or she qualifies for RMD treatment, based on his/her RMD in the next calendar year. If such surviving spouse was not eligible for RMD treatment, or elected to rescind monthly RMD treatment, he or she will be eligible to elect monthly RMD treatment in the future should he or she wish to do so by Notice to us. Except as noted above, for the remainder of the calendar year of your death, the total amount of withdrawals which qualify for RMD treatment upon the permitted Spousal Continuation is based on the required minimum distributions for the deceased spouse.

Once and while RMD treatment is in effect, we reserve the right not to accept additional Purchase Payments.

We reserve the right to modify or eliminate the RMD treatment for withdrawals if there is any change to the Internal Revenue Code or Internal Revenue Service (IRS) rules or regulations relating to Required Minimum Distributions. This includes the issuance of relevant IRS guidance. If we exercise this right to modify or eliminate the RMD treatment for withdrawals then any distribution in excess of your revised RMD, if any, or MAW will be an Excess Withdrawal. We will provide you 30 days written notice of any change in the RMD treatment for withdrawals, when practicable.

Purchase Payment Limitations

In addition to any purchase payment limitations which may exist in your Contract, as long as this Rider is in force, we reserve the right to not allow any additional Purchase Payments.

Charge for Rider

On each Anniversary of the Rider Date that this Rider is in force, we will deduct from your Contract Value a Guaranteed Death Benefit Rider Charge equal to the product of the Guaranteed Death Benefit Rider Charge Rate and the Guaranteed Death Benefit Amount.

FORM NS-12-PPDP-1	National Security Life and Annuity Company	PAGE 3 OF 4

The Rider Charge Rate is (1) the applicable rate shown on the Contract Specifications Page, if the Rider was issued at the same time as the Contract and the GLWB Death Benefit Amount has not yet increased as a result of a step up; (2) the applicable rate shown on the corresponding Amendment to your Contract, if the Rider was issued after the Contract Date and the GLWB Death Benefit Amount has not yet increased as a result of the step up; or (3) if greater, the rate declared by us at the time of the step up. The charge increase at the time of the step up will be no greater than the charge for new issues of this Rider form in effect on the date of the step up, if such Rider is then offered by us. It will never be more than the Maximum Annual Rider Charge Rate shown on the Contract Specifications Page.

You may avoid a Rider Charge Rate increase by declining the step up in a form acceptable to us within 30 days of our Notice of a new declared Rider Charge Rate.

The Rider Charge will be deducted from all investment portfolios on a pro rata basis in proportion to their percentage of the total Contract Value. However, charges will not be pro rated against the amount allocated to the Dollar Cost Averaging Account, while in the Dollar Cost Averaging Account.

If this Rider terminates for any reason, we reserve the right to prorate the annual charge for this Rider.

We may lower the charge for this Rider on any Anniversary of the Rider Date. If we reduce the charge for this Rider in any Contract Year, we may increase the charge for this Rider in any later Contract Year up to the Rider Charge Rate shown on the Contract Specifications Page, but no higher (unless the step up has occurred).

Termination of Rider

You may not cancel this Rider, unless we otherwise agree. This Rider will terminate on: (a) the date the Contract is terminated in accordance with its terms, unless otherwise provided in this Rider; (b) the date the GLWB Death Benefit Amount is reduced to zero; (c) the date the Contract Value is reduced to zero; (d) the date on which the GLWB Rider terminates; (e) the commencement of an Annuity Option other than the MAW Annuity; or (f) a transfer or an assignment as described below; or (g) the death of the Annuitant, except in the case of Spousal Continuation.

If (1) the surviving spouse is the sole beneficiary of the Contract; (2) we received proof of death but did not receive Notice of Spousal Continuation at the same time; and (3) the only reason for the termination of this Rider is the death of the Annuitant, we will reinstate the Rider if we receive Notice of a permitted Spousal Continuation on or before [28] days after the date when we received the proof of death.

Transfer or Assignment of Ownership

You may not transfer, assign or otherwise convey ownership of the Contract or the benefits under this Rider other than through a Spousal Continuation as set forth in the Contract. If you make such a transfer, assignment, or conveyance of the Contract or the benefits under this Rider, this Rider shall automatically terminate. Nothing herein shall preclude a change of ownership where the Contract is held by a trust, in a custodial account, or in some other representative capacity, as long as the beneficial ownership is not changed.

NATIONAL SECURITY LIFE AND ANNUITY COMPANY

FORM NS-12-PPDP-1	National Security Life and Annuity Company	PAGE 4 OF 4